Exhibit 99.1

CHAIRMAN & CEO C.H. (SCOTT) REES Ill PRESIDENT & COO DANNY D. SIMMONS EXECUTIVE VP G. LANCE BINDER	EXECUTIVE COMMITTEE P. SCOTT FROST J. CARTER HENSON. JR DAN PAUL SMITH JOSEPH J. SPELLMAN

January 27, 2015

Mr. Michael White

Resolute Energy Corporation

1700 Lincoln Street, Suite 2800

Denver, Colorado 80203

Dear Mr. White:

In accordance with your request, we have audited the estimates prepared by Resolute Energy Corporation (Resolute), as of December 31, 2014, of the proved reserves and future revenue to the Resolute interest in certain oil and gas properties located in New Mexico, Texas, Utah, and Wyoming. It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Resolute. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. We completed our audit on or about the date of this letter. This report has been prepared for Resolute’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Resolute’s estimates of the net reserves and future net revenue, as of December 31, 2014, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%
Proved Developed Producing	27,429.1	2,516.6	22,634.6	1,029,113.5	650,481.5
Proved Developed Non-Producing	6,929.3	274.8	3,140.4	220,134.0	82,083.5
Proved Undeveloped	29,356.3	1,578.7	11,022.9	881,860.4	240,766.5
Total Proved	63,714.7	4,370.1	36,797.9	2,131,108.0	973,331.6

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Resolute are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Resolute’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Resolute in preparing the December 31, 2014, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Resolute.

2100 ross avenue, suite 2200 • dallas, texas 75201-2737 • ph: 214-969-5401 • fax: 214-969-5411	nsai@nsai-petro.com
1301 mckinney street, suite 3200 • Houston, Texas 77010-3034 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

The estimates shown herein are for proved reserves. Resolute’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Resolute are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2014. For oil and NGL volumes, the average regional posted or spot prices are adjusted by field for quality, transportation fees, and market differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $87.04 per barrel of oil, $35.45 per barrel of NGL, and $4.275 per MCF of gas. Average index prices along with the average realized prices for each area are shown in the following table:

	Oil/NGL				Gas
		Average	Average Realized			Average	Average
		Posted/Spot	Prices			Spot	Realized
	Pricing	Price	($/Barrel)		Pricing	Price	Price
Area	Index	($/Barrel)	Oil	NGL	Index	($/MMBTU)	($/MCF)

New Mexico	Plains Marketing, L.P. West Texas Intermediate posted	91.48	88.32	23.21	Platts Gas Daily El Paso Permian	4.252	3.743

Texas	Plains Marketing, L.P. West Texas Intermediate posted	91.48	87.84	23.19	Platts Gas Daily El Paso Permian	4.252	4.013

Utah	Wall Street Journal West Texas Intermediate spot	94.99	86.99	46.36	Platts Gas Daily El Paso San Juan Basin	4.313	4.497

Wyoming	Plains Marketing, L.P. West Texas Intermediate posted	91.48	84.35	57.46	Platts Gas Daily Henry Hub	4.350	4.542

Operating costs used by Resolute are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. For all properties, headquarters general and administrative overhead expenses of Resolute are not included. Capital costs used by Resolute are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Resolute and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Resolute, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Resolute with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Resolute’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. A substantial portion of these reserves are for non-producing tertiary flood areas and undeveloped drilling locations; such reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Resolute, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. David T. Miller, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1997 and has over 15 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:
David T. Miller, P.E. 96134
Vice President

Date Signed: January 27, 2015

DTM:AMB